Julia Vax
Julia.Vax@aporter.com

+1 415.471.3173
+1 415.471.3400 Fax

10th Floor
Three Embarcadero Center
San Francisco, CA 94111-4024

January 27, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	TriVascular Technologies, Inc.

Registration Statement on Form S-1

Confidentially Submitted December 16, 2013

CIK 0001432732

Ladies and Gentlemen:

On behalf of TriVascular Technologies, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated January 10, 2014 provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Confidential Draft Registration Statement on Form S-1 (CIK 0001432732) (the “Initial DRS”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in the Amended Draft Registration Statement on Form S-1 (the “Amended DRS”) that the Company submitted on January 27, 2014. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amended DRS as-filed and marked to reflect the changes from the Initial DRS.

As noted below, the Company will, in connection with this letter, submit to the Staff under separate cover certain supplemental materials. Additionally, the Company will include with those supplemental materials proposed artwork for inclusion in the prospectus. The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to Julia Vax, Arnold & Porter LLP, 10th Floor, Three Embarcadero Center, San Francisco, CA, 94111.

On behalf of the Company, we advise you as follows:

Overview

1. Please clarify what you mean by “leveraging proven engineering concepts from other industries.” Specify the concepts and industries to which you are referring and briefly explain how the concepts are “proven.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 39 and 56 of the Amended DRS.

2. Where you make comparisons between your device and “conventional devices,” such as in the first and second paragraphs of this section, please specify the conventional devices to which you are referring. Also disclose the basis for your beliefs that your technology addresses “many of the limitations associated with conventional EVAR devices” and treats “a broader population of patients.”

Response: In response to the Staff’s comment, the Company has added prominent disclosure in the introductory paragraph on page 1 of the Amended DRS, in addition to the detailed descriptions of conventional EVAR devices elsewhere in the Prospectus, to further specify which devices constitute conventional EVAR devices. Further, the Company advises the Staff that it believes the disclosures included within the “Our Solution” subsections of the Amended DRS, beginning on pages 3 and 60, provide the detailed explanation of how the Ovation System addresses the limitations associated with conventional EVAR devices and offers treatment, within the FDA-approved instructions for use, to a broader population of patients.

3. Please revise your disclosure, here and in the Business section, to state briefly the basis for your beliefs that your device is “new generation” or “next generation,” and allows for patients to be treated “less invasively, more efficiently, and potentially more cost effectively.”

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended DRS to remove references to “new generation” and “next generation,” except where referring to future iterations of the Company’s own products. Further, the Company has revised the disclosure on page 1 of the Amended DRS to clarify the basis for its belief that patients may be treated “less invasively, more efficiently, and potentially more cost effectively” by adding specific references to the attributes of the Ovation System such as its low profile and flexible delivery system, which allows less invasive anatomical access for more patients, and its novel sealing mechanism, which allows for a more effective seal in patients with challenging aortic anatomies. The Company advises the Staff that it believes that the “Our Solution” subsections of the Amended DRS, beginning on pages 3 and 60, provide a detailed explanation of each of these attributes of the Ovation System and how they collectively result in the ability to treat a broader population of patients less invasively, more efficiently and potentially more cost effectively.

4. Where you make claims in your Summary and elsewhere in your document regarding the efficacy of your device, please revise to state that the longest-term available clinical data from your pivotal clinical trial is four years, as disclosed on page 12.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 56 the Amended DRS.

5. In the third paragraph where you mention your revenues and net losses for the year ended December 31, 2012 and the nine month period ended September 30, 2013, please also disclose your accumulated deficit as of those periods. Please also disclose that your auditor has included an explanatory paragraph in its audit report as to the existence of doubt as to your ability to continue as a going concern.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 56 of the Amended DRS. Further, the Company advises the Staff that it has prominently disclosed the explanatory paragraph that the auditors included in their audit report with respect to the existence of doubt as to the Company’s ability to continue as a going concern in the “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of the Prospectus located on pages 5, 14, 45 and 116, respectively, of the Amended DRS.

The Market—AAA Disease

6. Please provide objective third party support for each place where you discuss the characteristics or statistical data regarding your industry and provide us with copies of the industry reports and research studies cited throughout your prospectus, clearly marked to support references made therein. Please also tell us whether you commissioned any of this data.

Response: In response to the Staff’s comment, pursuant to Rule 418 the Company is supplementally providing the Staff under separate cover publicly-available third-party reports and articles supporting statements in the “Prospectus Summary” and “Business” sections of the Prospectus regarding its industry and its products. The Company has marked these reports and articles and cross-referenced the statements with the underlying support. With the exception of the Company’s own Ovation Pivotal Trial, none of the reports or articles supporting statements in the Amended DRS were commissioned by the Company.

7. Please tell us whether your products can address the entire market for abdominal aortic aneurysm stent grafts that you cite here, and on page 55. If not, please tell us why you believe it is appropriate to highlight this information in your prospectus.

Response: The Company advises the Staff that the estimated actual market size disclosed in the Prospectus is commonly referenced by companies in the EVAR industry and reflects actual historical, and projected, sales of EVAR devices for the treatment of patients diagnosed with AAA. However, it is important to note that no currently available commercial EVAR device could address 100% of the patients comprising the referenced market. And the Ovation System has the broadest FDA-approved instructions for use and has been designed to treat a broader patient population than conventional EVAR devices. In addition, the Company is in the process of developing its next generation Ovation Alto device, designed to further expand the eligible patient population. The Company therefore believes that the market information included in the Prospectus is appropriate and consistent with industry practice, and that it is especially appropriate for the Company, illustrating the size of the existing market for its current and future products.

8. Where you highlight the size of your market opportunity in the Summary, please balance this disclosure by indicating, if true, that a small portion of that market is represented by people who have been diagnosed with abdominal aortic aneurysm disease, and that only a portion of the diagnosed population is treated for the disease. In this regard, we note your risk factor disclosure on page 11 regarding the United States patient population figures.

Response: The Company advises the Staff that the estimated global market figure of $1.4 billion reflects actual historical sales of EVAR devices for the treatment of patients diagnosed with AAA in 2012. This figure was reported by an independent third party source, the Aortic Endografts Market Strategic Consulting Report from Medtech Ventures Ltd., a copy of which is being provided to the Staff supplementally as part of the Company’s response to Comment 6. While the Company believes its actual market opportunity is significantly larger than the estimated historical EVAR device sales figure due to the low rate of diagnosis and challenges of available conventional treatments, as illustrated by the Company’s disclosures on pages 11 and 56 of the Amended DRS, the Company elected to conservatively limit its market size disclosure in the Prospectus to the lower actual sales figure for EVAR devices.

Our Solution—The Ovation System

9. Please tell us whether there are any devices available from your competitors that also contain some or all of the advantages contained in this section.

Response: The Company advises the Staff that none of the conventional EVAR devices have as low of a profile as the Ovation delivery system, which enables access to, and additional flexibility in navigating, challenging anatomies. Additionally, only the Ovation System has the novel polymer-filled sealing rings that conform to the patient’s unique anatomy. These features collectively enable treatment of a broader patient population less invasively and more efficiently than with conventional EVAR devices. While some of the conventional EVAR devices may claim advantages based on some of their features, no conventional EVAR device contains all of the described advantages that the Ovation System offers.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

10. Please tell us when, relative to circulating a preliminary prospectus, you will decide the exemptions and reduced reporting requirements of the JOBS Act on which you plan to rely.

Response: As noted on page 5 of the Initial DRS, the Company has irrevocably elected not to avail itself of the extended transition period to adopt new or advised accounting standards provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended. In the Prospectus, the Company has chosen to rely on the provisions of the JOBS Act that allow it to disclose two years of historical financial data and scaled executive compensation disclosure. The Company is not required to provide an auditor’s attestation report on its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act with its registration statement. The Company intends to evaluate whether to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the about and the financial statements as any such requirement is adopted in the period in which the Company remains an emerging growth company.

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises that Staff that to date, it has not made any presentations to potential investors in reliance on Section 5(d) of the Securities Act. The Company acknowledges the Staff’s comment, and advises that it will provide copies of any such materials to the Staff on a supplemental basis in the event the Company does make such presentations. The Company also advises the Staff that it recently became aware that a broker participating in the offering published a research report that mentioned the Company, among others, and the Company is supplementally providing a copy of that report to the Staff. To the Company’s knowledge, no other research reports about the Company were published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or that will participate in the offering. And to the Company’s knowledge, no other such reports are expected to be published or distributed prior to the closing of its initial public offering.

The Offering

12. Please tell us when the reverse stock split will be effective.

Response: The Company advises the Staff that it expects to effect a reverse stock split prior to circulating a preliminary prospectus in connection with the initial public offering. The Company further advises the Staff that, when the ratio for the reverse stock split is determined, the Company will revise its registration statement and prospectus to give retroactive effect to the reverse split throughout.

Use of Proceeds

13. Please disclose the approximate amount of the proceeds currently intended to be used for each purpose that you mention in the last sentence of the third paragraph of this section. If material amounts of other funds are necessary to accomplish the purposes cited—such as repayment of your promissory note to Boston Scientific Corporation or term loan to Capital Royalty Partners, or completion of the research and development and clinical testing mentioned on pages 40 and 42, please state the amount and sources of such other funds; see instruction 3 to Regulation S-K Item 504.

Response: The Company advises the Staff that, of the purposes mentioned in the last sentence of the third paragraph of this section—expanding sales and marketing infrastructure, funding additional research and development and for working capital and other general corporate purposes—it has not determined the amounts of proceeds from this offering that will be allocated to each purpose. The amount of proceeds from this offering will be allocated, as disclosed in the Prospectus, in the discretion of management, at the direction of the Company’s board of directors, in order to further the strategies discussed in the prospectus. Further, the Company believes that, because it has not determined the amount of proceeds from this offering that will be allocated to each purpose enumerated in this section, that to do so would be highly speculative and therefore not material or beneficial to investors.

In addition, the Company advises the Staff that no additional funds, beyond the net proceeds of the initial public offering that are disclosed in the Prospectus, are necessary to repay the principal and interest due under the promissory note to Boston Scientific Corporation, and that neither the Company’s term loan from Capital Royalty Partners nor the recently entered into term loan from Century Medical, Inc. are required or intended to be repaid in connection with the initial public offering. The Company acknowledges the Staff’s comment and, to the extent material amounts of other funds are necessary to accomplish the purposes cited, the Company will disclose those amounts and sources of such other funds in the Prospectus.

Capitalization

14. Please revise to remove the caption relating to cash and cash equivalents from the presentation of capitalization.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Amended DRS.

15. We note the disclosures here and throughout the filing that there are 36,625,054 shares of common stock issuable upon the exercise of options to purchase your common stock outstanding as of September 30, 2013 at a weighted average exercise price of $0.11 per share. Please reconcile this with your disclosures on page F-30 which disclose 62,867,302 outstanding stock options at a weighted average exercise price of $0.10 per share.

Response: The Company advises the Staff that 26,242,248 stock options were exercised with partial recourse promissory notes during 2011 and 2012. The stock issued upon exercise of these stock options is legally issued and outstanding. However, for accounting purposes only, the notes are accounted for as nonrecourse in their entirety and are considered stock options as the substance is similar to the grant of options. Accordingly, the notes and underlying shares of stock are not reflected in the consolidated financial statements, though they are presented as stock options in Note 13 in the consolidated financial statements.

The difference between the 62,867,302 outstanding stock options disclosed in Note 13 on page F-30 and the 36,625,054 shares of commons stock issuable upon the exercise of options outstanding disclosed on page 6 is the 26,242,248 stock options that were exercised using the partial recourse promissory notes. In light of the Staff’s comment, the Company has revised Notes 7 and 13 to the financial statements to further clarify the accounting treatment.

Comparison of Nine Months Ended September 30, 2013 and 2012

16. With respect to your increased international revenue during the period, please revise to specify the markets in which you commenced selling your products and the markets that were more deeply penetrated. To the extent possible, please quantify the portion of the increase attributable to each of these factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amended DRS to provide examples of international markets in which it commenced selling products as well as markets in which it achieved deeper market penetration. Further, the Company advises that, since it received FDA approval for the Ovation System in October 2012, its revenue is increasingly derived from sales in the United States. Moreover, the Company anticipates that, prior to circulating its preliminary prospectus in connection with the initial public offering, the Prospectus will be revised throughout to include financial statements for the fiscal year ended December 31, 2013, which will reflect an even greater predominance of U.S.-derived revenue. As such, the Company believes that its U.S.-derived revenue is the most material to investors, and therefore the focus and level of related disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus is appropriate.

Cost of Goods Sold, Gross Profit and Gross Margin

17. We see that $8,736,000 of cost of goods sold resulted in a positive margin, unlike prior periods, which had negative gross margins. We also note that in your Consolidated Statement of Cash Flows you provide a negative $1,399,000 item for the provision for excess and obsolete inventory to reconcile net loss to net cash used in operating activities. It appears that this provision would have had a significant impact on your cost of goods sold and gross margins. Please tell us more about this provision. Also, please discuss in your MD&A all material factors that impact your gross margin. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Response: The Company advises the Staff that the majority of the $1,399,000 reserve reduction did not have an impact on cost of goods sold during the period as the reserve represents usage of original Ovation System, which was fully reserved upon the commercial transition to the Ovation Prime System as it was not expected to be sold commercially. However, some of these products have been utilized as demonstration products. When units are used for demonstration purposes, they are taken out of inventory and the corresponding reserve is reduced, which does not have any impact on cost of goods sold or gross margin.

In light of the Staff’s comment, we have reviewed the presentation of the decrease in the reserve for excess and obsolete inventory on the statement of cash flows. We will include decreases in the reserve for excess and obsolete inventory that do not impact the statement of operations within the change in inventory line, not as an adjustment to reconcile net cash used in operating activities, starting with the issuance of our financial statements for the year ended December 31, 2013.

Further, in response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Amended DRS to discuss the additional material factors that impact its gross margin.

Intellectual Property

18. Please tell us the expiration dates of your material patents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended DRS.

19. Please clarify the terms of your intellectual property agreements, mentioned in the third paragraph of this section, including a description of the agreements’ duration, importance to your business, and material termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended DRS. Further, the Company has revised the Exhibit Table in the Amended DRS to include each of the three agreements discussed in this section, and has filed each agreement and an exhibit to the Amended DRS, as it believes each agreement is material to its business.

Legal Proceedings

20. Please tell us why you believe the legal proceeding discussed in the first paragraph of page F-35 does not need to be disclosed in this section.

Response: The Company advises the Staff that the litigation referenced on page F-35 has been stayed by the court pending the resolution by the U.S. Patent and Trademark Office of the inter partes petition filed by the Company requesting that the USPTO reconsider the validity of the patent in question. If the patent is invalidated, the plaintiff’s case will be dismissed. In the event all of the patent claims are not invalidated in this inter partes review, and the litigation is resumed, the Company believes this suit will not have a material adverse effect on its business. The Company also notes that the litigation was not brought by a competitor, but by an individual that does not practice the patent and therefore the Company believes the likelihood of an injunction is low. In addition, the patent that is the subject of the proceeding will expire in just over three years, on June 6, 2017 and thus, in the unlikely event of any damages award, the amount involved would be limited. Moreover, the Company intends to seek costs and attorney’s fees reimbursement from the plaintiff.

Certain Relationships and Related Party Transactions

21. We note your disclosure on page 97 that you extended loans to certain executive officers in connection with the early exercise of stock options and for relocation-related expenses. Please provide disclosure pursuant to Item 404 of Regulation S-K regarding these transactions or tell us why you do not believe they are required to be disclosed, citing all legal authority on which you rely. Refer to Instruction 1 of Item 404. From the disclosure on pages F-19 and F-20, it appears that these transactions exceeded the threshold set forth in Item 404(a) and should be disclosed.

Response: The Company advises the Staff that it anticipates the loans disclosed in this section will be eliminated in full prior to the initial public filing of its registration statement in connection with the initial public offering. The Company confirms that, as the loans are eliminated, it will include appropriate disclosure in a future amendment to the registration statement that satisfies the requirements of Item 404 of Regulation S-K.

Compensation Arrangements

22. Please file any exhibits relating to this section which are required by Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed as exhibits the compensation arrangements required by Item 601(b)(10)(iii) of Regulation S-K with related disclosure included on page 87 of the Amended DRS, with the exception of Mr. Chavez’s employment agreement, which he and the Company are in the process of amending, and which the Company expects to file with a subsequent amendment to the registration statement.

Forum Selection

23. We note your disclosure entitled Forum Selection on page 104. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Amended DRS.

Consolidated Financial Statements, page F-1

Consolidated Statements of Comprehensive Loss, page F-4

24. We note the weighted average shares used to compute ended December 31, 2011 and 2012 and the nine months. Please reconcile these shares with the shares issued and consolidated balance sheets on page F-3 and the consolidated preferred stock and stockholders’ deficit on page F-5.

Response: The Company advises the Staff that included in the weighted average shares were shares that were legally outstanding but were excluded from the consolidated statement of preferred stock and stockholders’ deficit due to them being exercised with partially recourse notes. The Company subsequently determined that these shares were included in the weighted average shares in error and the consolidated financial statements have been restated to correct the earnings per share data. The Company is providing all of the disclosures required by ASC 250 on page F-4 and in Note 2 to the financial statements beginning on page F-14 of the Amended DRS. Further, the Company has revised the risk factor disclosure on page 29 of the Amended DRS to discuss the conclusion that the Company identified a material weakness in its internal control over the process for calculating the weighted common shares used to compute basic and diluted net loss per share and the resulting restatement.

Note 14. Equity Incentive Plan, page F-29

25. Please note that we will delay our final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

Response: The Company acknowledges the Staff’s comment. As soon as available, the Company expects to supplementally advise the Staff of its expected initial public offering price range.

*        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (415) 471-3173 or by email at julia.vax@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Julia Vax

Julia Vax